UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-15 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2004

Commission File Number: 001-14568

IPSCO INC.

(Exact name of registrant as specified in its charter)

P.O. Box 1670, Regina, Saskatchewan, Canada, S4P 3C7

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____

Form 40-F   x

Indicated by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1). _____

Note:  Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): _____

Note:  Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holder, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicated by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes

[   ]

No

[ x ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  82-_____.

Exhibit Index

Exhibit #	Description	Page #
I	News Release –IPSCO Announces the Appointment of Patricia Kampling as Treasurer.	1-2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IPSCO Inc.

Date: September 29, 2004

By: s/George Valentine

_______________________

George Valentine

Vice President, General Counsel

and Corporate Secretary

EXHIBIT I

                                                                                                                                                                     News Release

For Immediate Release

IPSCO ANNOUNCES THE APPOINTMENT OF PATRICIA KAMPLING AS TREASURER

[Lisle, Illinois] [September 29, 2004] -- IPSCO Inc. (NYSE/TSX: IPS) is pleased to announce the appointment of Patricia Kampling as Treasurer, effective immediately.

Ms. Kampling brings 20 years of financial and management experience to IPSCO.   She has an extensive background in treasury, financial planning and analysis, investor relations, acquisitions, integration, strategic planning and SEC reporting. From 2000 to 2002 Ms. Kampling served as Senior Vice President and Chief Financial Officer of Exelon Enterprises, a business unit of Exelon Corporation, one of the nation’s largest electric utilities and generation companies. Prior to Exelon’s formation through the merger of Unicom and PECo Energy, she was Treasurer of Unicom Corporation and ComEd.  During her 21-year career with Exelon, she received numerous promotions in the finance, treasury and engineering functions.

Ms. Kampling earned her MBA in Finance from the University of Chicago and her B.S. in Engineering and B.A. in Economics from Swarthmore College in Pennsylvania.

IPSCO’s Senior Vice President and Chief Financial Officer, Vicki Avril, is pleased to welcome Ms. Kampling to IPSCO. “Ms. Kampling’s 20 years of broad financial experience in finance and treasury, combined with a mechanical engineering background, makes her a strong addition to the IPSCO financial and management team,“ stated Avril.

Ms. Kampling will be based at IPSCO’s operational headquarters in Lisle, Illinois and will report directly to Ms. Avril.

IPSCO is a leading edge electric furnace flat rolled steel producer with steelworks in Regina, Saskatchewan; Montpelier, Iowa; and Mobile County, Alabama having a combined annual design capacity of 3,500,000 tons. IPSCO operates modern coil processing facilities in Regina, Saskatchewan; Surrey, British Columbia; St. Paul, Minnesota; Toronto, Ontario; and Houston Texas.

EXHIBIT I

In addition, as a leader in the development of high strength steel and pipe, IPSCO operates pipe mills at six locations in Canada and the United States producing a wide range of tubular products including oil and gas well casing and tubing, line pipe, standard pipe and hollow structural sections.

IPSCO trades as IPS on both the Toronto and New York Stock Exchanges.

For further information on IPSCO, please visit the company’s web site at www.ipsco.com.

This news release contains forward-looking information with respect to IPSCO’s operations and beliefs. Actual results may differ from these forward-looking statements due to numerous factors, including, but not limited to, weather conditions affecting the oil patch; drilling rig availability; demand for oil and gas; supply, demand and price for scrap metal and other raw materials; supply, demand and price for electricity and natural gas; demand and prices for products produced by IPSCO; general economic conditions and changes in financial markets. These and other factors are outlined in IPSCO’s regulatory filings with the Canadian securities regulators (at www.sedar.com) and the Securities and Exchange Commission, including those in IPSCO’s Annual Report for 2003, its MD&A, particularly as discussed under the heading “Business Risks and Uncertainties,” its Annual Information Form, and its Form 40-F.

Company Contact:

Vicki Avril

Senior Vice President and Chief Financial Officer

Tel. (630) 810-4769

Release #04-35

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